UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

New Media Investment Group Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

64704V106

(CUSIP Number)

Marshall anstandig

MNG ENTERPRISES, inc.

101 W. Colfax Avenue

Denver, Colorado 80202

(408) 920-5999

STEVE WOLOSKY, ESQ.

andrew freedman, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64704V106

1	NAME OF REPORTING PERSON

MNG Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,127,772
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,127,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,127,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 64704V106

1	NAME OF REPORTING PERSON

MNG Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,127,772
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,127,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,127,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 64704V106

1	NAME OF REPORTING PERSON

Strategic Investment Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,127,772
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,127,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,127,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 64704V106

1	NAME OF REPORTING PERSON

Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,127,772
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,127,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,127,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IA, OO

5

CUSIP NO. 64704V106

1	NAME OF REPORTING PERSON

Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,127,772
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,127,772
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,127,772
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 64704V106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares reported herein were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 5,127,772 Shares reported herein is approximately $40,670,111, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have reviewed recent materials and announcements in connection with the proposed Merger between the Issuer and Gannett Co., Inc., including the joint proxy statement, the Issuer’s recent announcement that it has obtained all of the required regulatory approvals for the proposed Merger following the expiration of the applicable HSR waiting period and clearance last week by the European Commission, the Issuer’s reported financial results for the third quarter ended September 29, 2019 and the information communicated on the Issuer’s earnings conference call held on October 31, 2019.  Based on their foregoing review, the Reporting Persons have determined to support the proposed Merger at the upcoming special meeting of the Issuer’s stockholders that is scheduled to be held on November 14, 2019.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 60,481,117 Shares outstanding as of September 29, 2019, which is the total number of Shares outstanding as reported in Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2019.

A.	MNG
(a)	MNG, as the sole member of MNG Holdings, may be deemed the beneficial owner of the 5,127,772 Shares owned by Opportunities.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,127,772
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,127,772

(c)	MNG has not entered into any transactions in the Shares during the past 60 days. The transaction in the Shares on behalf of Opportunities during the past 60 days is set forth in Schedule A and is incorporated herein by reference.
7

CUSIP NO. 64704V106

B.	MNG Holdings
(a)	MNG Holdings, as the managing member of Opportunities, may be deemed the beneficial owner of the 5,127,772 Shares owned by Opportunities.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,127,772
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,127,772

(c)	MNG Holdings has not entered into any transactions in the Shares during the past 60 days. The transaction in the Shares by Opportunities during the past 60 days is set forth in Schedule A and is incorporated herein by reference.
C.	Opportunities
(a)	As of the close of business on August 8, 2019, Opportunities beneficially owned 5,127,772 Shares.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,127,772
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,127,772

(c)	The transaction in the Shares by Opportunities during the past 60 days is set forth in Schedule A and is incorporated herein by reference.
D.	Alden
(a)	Alden, as the investment manager of funds that collectively hold a majority voting interest in MNG, may be deemed the beneficial owner of the 5,127,772 Shares owned by Opportunities.

Percentage: Approximately 8.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,127,772
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,127,772

(c)	Alden has not entered into any transactions in the Shares during the past 60 days. The transaction in the Shares on behalf of Opportunities during the past 60 days is set forth in Schedule A and is incorporated herein by reference.
E.	Mr. Freeman
(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 5,127,772 Shares owned by Opportunities.

Percentage: Approximately 8.5%

8

CUSIP NO. 64704V106

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,127,772
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,127,772

(c)	Mr. Freeman has not entered into any transactions in the Shares during the past 60 days. The transaction in the Shares on behalf of Opportunities during the past 60 days is set forth in Schedule A and is incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

9

CUSIP NO. 64704V106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2019

MNG Enterprises, Inc.

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

MNG Investment Holdings LLC

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Strategic Investment Opportunities LLC

By:	MNG Investment Holdings LLC, its managing member

By:	MNG Enterprises, Inc., its sole member

By:	/s/ Marshall Anstandig
	Name:	Marshall Anstandig
	Title:	Authorized Signatory

Alden Global Capital LLC

By:	/s/ Marshall Anstandig
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman

10

CUSIP NO. 64704V106

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Strategic Investment Opportunities LLC

Sale of Common Stock	(500,000)	9.2757	09/19/2019
Sale of Common Stock	(42,800)	9.4051	09/20/2019
Sale of Common Stock	(150,000)	8.9475	10/21/2019
Sale of Common Stock	(28,400)	8.9211	10/22/2019
Sale of Common Stock	(13,700)	9.0403	10/23/2019
Sale of Common Stock	(50,000)	9.0197	10/24/2019
Sale of Common Stock	(50,000)	9.1752	10/25/2019